UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

(Amendment No. 10)

Under the Securities Exchange Act of 1934

PS Business Parks, Inc.

(Name of Issuer)

COMMON STOCK $0.01 PAR VALUE

(Title of Class of Securities)

69360J107 (CUSIP Number)

Nathaniel A. Vitan

Senior Vice President, Chief Legal Officer and Corporate Secretary

Public Storage

701 Western Avenue

Glendale, California 91201-2349

(818) 244-8080

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 24, 2022

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box:   ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	NAME OF REPORTING PERSON: Public Storage
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS: WC/OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION: Maryland

NUMBER OF SHARES BENEFICIALLY OWNED BY REPORTING PERSON WITH	7.	SOLE VOTING POWER: 7,158,354
	8.	SHARED VOTING POWER: 0 Shares
	9.	SOLE DISPOSITIVE POWER: 7,158,354
	10.	SHARED DISPOSITIVE POWER: 0 Shares

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,158,354
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 25.9%(1)
14.	TYPE OF REPORTING PERSON: CO

(1)	Percentage of class based on number of Shares outstanding at April 21, 2022 of 27,627,443.

This Amendment No. 10 (“Amendment No. 10”) amends the Statement on Schedule 13D, dated November 16, 1995, as previously amended (the “Schedule 13D”), previously filed by Public Storage, Inc. (which is now named Public Storage). Capitalized terms not defined herein have the meanings set forth in the Schedule 13D.

ITEM 2. Identity and Background

Item 2 of this Schedule 13D is hereby amended by deleting the fourth paragraph thereof and replacing it with the following:

The name and present principal occupation or employment of each of the executive officers and trustees of Public Storage is set forth in Appendix A attached to this Amendment No. 10.

ITEM 4. Purpose of the Transaction.

Item 4 of this Schedule 13D is hereby amended and supplemented as follows:

Merger Agreement

On April 24, 2022, the Issuer entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Sequoia Parent LP, a Delaware limited liability company (“Parent”), Sequoia Merger Sub I LLC, a Maryland limited liability company (“Merger Sub I”), Sequoia Merger Sub II LLC, a Maryland limited liability company (“Merger Sub II,” together with Parent and Merger Sub I, the “Parent Parties”), and PS Business Parks, L.P., a California limited partnership (the “Partnership”). The Merger Agreement provides that, among other things and subject to the terms and conditions of the Merger Agreement, (i) Merger Sub II will be merged with and into the Partnership (as converted into a Maryland limited partnership pursuant to the terms of the Merger Agreement) (the “Partnership Merger”), with the Partnership being the surviving entity and (ii) immediately following the Partnership Merger, Merger Sub I will be merged with and into the Issuer, with the Issuer being the surviving entity (the “Issuer Merger”, together with the Partnership Merger, the “Mergers”). Pursuant to the terms and conditions of the Merger Agreement, (i) at the effective time of the Partnership Merger (the “Partnership Merger Effective Time”), among other things, the common units of partnership interest of the Partnership (“OP Units”) outstanding immediately prior to the Partnership Merger Effective Time (other than any OP Units held by Parent, Merger Sub II, the Issuer or any of their respectively wholly-owned subsidiaries), subject to the terms and conditions set forth in the Merger Agreement, will be converted into the right to receive an amount in cash equal to $187.50 per unit without interest and (ii) at the effective time of the Issuer Merger (the “Issuer Merger Effective Time”), among other things, the shares of common stock of the Issuer (“Shares”) outstanding immediately prior to the Issuer Merger Effective Time (other than Shares held by Parent or Merger Sub I or any wholly-owned subsidiary of Parent, the Issuer or Merger Sub I), subject to the terms and conditions set forth in the Merger Agreement, will be converted into the right to receive an amount in cash equal to $187.50 per share without interest.

The Issuer Merger is subject to the approval of the stockholders of the Issuer and other customary closing conditions.

The Merger Agreement provides that from and after the Issuer Merger Effective Time, (i) the directors of the Issuer, as the surviving company in the Issuer Merger (the “Surviving Company”), will consist of individuals to be designated by Parent and (ii) the officers of the Surviving Company will be the officers of the Issuer immediately prior to the Issuer Merger.

At the Issuer Merger Effective Time, the charter of the Issuer, as in effect immediately prior to the Issuer Merger Effective Time, will be amended and restated, which amended charter will be the charter of the Surviving Company until thereafter amended as provided therein or by applicable law. The bylaws of the Issuer, as in effect immediately prior to the Issuer Merger Effective Time, will be the bylaws of the Surviving Company until thereafter amended as provided therein or by applicable law.

If the Issuer Merger is consummated, the Shares will cease to be listed on the NYSE and will become eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act of 1934.

The foregoing description of the Merger Agreement and the transactions contemplated thereby does not purport to be complete and is qualified in its entirety by reference to the full text of the Merger Agreement, a copy of which is filed as Exhibit 8 to this Amendment No. 10 and incorporated by reference into this Item 4.

Support Agreement

As a condition to the Parent Parties willingness to enter into the Merger Agreement,, Parent, the Issuer (for certain limited purposes set forth therein) and Public Storage have entered into a Support Agreement, dated as of April 24, 2022 (the “Support Agreement”). Pursuant to the Support Agreement, Public Storage has agreed, among other things, that at any meeting of the stockholders of the Issuer or partners of the Partnership, including the Company Stockholders’ Meeting (as defined in the Merger Agreement), and in connection with any written consent of the stockholders of the Issuer or partners of the Partnership, it will (a) appear at such meeting or otherwise cause any issued and outstanding Shares and OP Units (or any securities convertible into or exercisable or exchange for any of the foregoing) beneficially owned by Public Storage, or that may otherwise become beneficially owned by Public Storage during the term of the Support Agreement (collectively, the “Covered Securities”) to be counted as present thereat for the purpose of establishing a quorum, (b) vote or cause to be voted all of the Covered Securities in favor of adopting the Merger Agreement and approving the Mergers and the transactions contemplated thereby and (c) vote or cause to be voted all of the Covered Securities against any Company Acquisition Proposal (as defined in the Merger Agreement) or any other action that could reasonably be expected to impede, interfere with, materially delay, materially postpone or adversely affect the Mergers or other transactions contemplated by the Merger Agreement or result in a breach in any material respect of any covenant, representation or warranty or other obligation or agreement of the Issuer or the Partnership under the Merger Agreement or of Public Storage under the Support Agreement. Public Storage also agreed not to transfer any Covered Securities during the term of the Support Agreement. As of April 21, 2022, Public Storage held approximately 25.9% of the issued and outstanding Shares of the Issuer and 20.9% of the issued and outstanding OP Units of the Partnership. The Support Agreement will automatically terminate upon the earliest to occur of (i) the Partnership Merger Effective Time, (ii) the termination of the Merger Agreement in accordance with its terms, or (iii) if there occurs any amendment or modification to the Merger Agreement that reduces the amount or changes the form of consideration payable in any of the Mergers or otherwise amends or modifies the Merger Agreement in a manner adverse (directly or indirectly) to Public Storage without the prior written consent of Public Storage.

The foregoing description of the Support Agreement and the transactions contemplated thereby does not purport to be complete and is qualified in its entirety by reference to the full text of the Support Agreement, a copy of which is filed as Exhibit 9 to this Amendment No. 10 and incorporated by reference into this Item 4.

ITEM 5. Interest in Securities of the Issuer.

Item 5 of this Schedule 13D is hereby amended with the following:

As of April 21, 2022, Public Storage owned a total of 7,158,354 Shares. Such Shares constitute approximately 25.9%, in the aggregate, of the total number of Shares of the Issuer outstanding on April 21, 2022. Public Storage has sole voting power and sole dispositive power with respect to all of the Shares it owns. No transactions in the Shares have been effected during the past 60 days by Public Storage.

Public Storage also owns 7,305,355 of the outstanding OP Units of the Partnership. Such OP Units constitute approximately 20.9%, in the aggregate, of the total number of OP Units of the Partnership oustanding as of April 21, 20222. Public Storage has the option to redeem the OP Units it owns, and the Issuer, in turn, has the option of satisfying such redemption by issuing Shares. If Public Storage were to redeem the OP Units, and the Issuer elected to satisfy such redemption by issuing Shares, upon such redemption, Public Storage would own approximately 41.4% of the Shares.

The aggregate number and percentage of Shares, if any, known to Public Storage to be beneficially owned by each of the executive officers and trustees of Public Storage is set forth in Appendix A attached to this Amendment No. 10. Unless otherwise indicated, each trustee and executive officer of Public Storage has the sole power to vote and the sole power to dispose of his or her Shares. To the knowledge of Public Storage, no transactions in the Shares have been effected during the past 60 days by the persons named in Appendix A attached to this Amendment No. 10, except for Ronald L. Havner who acquired the number of Shares in the transactions, on the transaction dates and at the prices per Share (not including commissions) set forth below opposite his name.

	Transaction Date	Number of Shares Acquired	Price per share	Type of Transaction
Ronald L. Havner, Jr.	03/09/2022	2,140	$63.78	Stock Option Exercise
	03/09/2022	2,070	$76.43	Stock Option Exercise
	03/09/2022	2,070	$80.05	Stock Option Exercise
	03/09/2022	2,070	$77.43	Stock Option Exercise
	03/09/2022	2,070	$93.62	Stock Option Exercise
	03/09/2022	1,656	$117.47	Stock Option Exercise
	03/09/2022	1,242	$111.56	Stock Option Exercise
	03/09/2022	828	$143.99	Stock Option Exercise
	03/09/2022	414	$122.93	Stock Option Exercise

ITEM 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 of this Schedule 13D is hereby amended by adding the following:

The information set forth in Item 4 of this Amendment No. 10 is incorporated into this Item 6 by reference.

ITEM 7. Material to be Filed as Exhibits.

Item 7 of Schedule 13D is hereby amended by adding the following:

Exhibit	Document

Exhibit 8	Agreement and Plan of Merger, dated as of April 24, 2022, by and among Issuer, Sequoia Parent LP, Sequoia Merger Sub I LLC and Sequoia Merger Sub II LLC (incorporated by reference to Exhibit 2.1 to the Issuer’s Current Report on Form 8-K dated April 25, 2022 and filed with the Securities and Exchange Commission on April 25, 2022).

Exhibit 9	Support Agreement, dated as of April 24, 2022, among Public Storage, Issuer and Parent (incorporated by reference to Exhibit 99.1 to the Issuer’s Current Report on Form 8-K dated April 25, 2022 and filed with the Securities and Exchange Commission on April 25, 2022).

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 25, 2022	Public Storage

	By:	/s/ Nathaniel A. Vitan
Name: Nathaniel A. Vitan
Title: Senior Vice President, Chief Legal Officer and Corporate Secretary

Appendix A

EXECUTIVE OFFICERS AND TRUSTEES OF PUBLIC STORAGE

The following table sets forth the name and present principal occupation or employment of, and, to the knowledge of Public Storage, the aggregate number and percentage of Shares beneficially owned by, each of the executive officers and trustees of Public Storage, a Maryland REIT. The business address of each of the trustees and executive officers is Public Storage, 701 Western Avenue, Glendale, California 91201. All of the trustees and executive officers of Public Storage are citizens of the Unites States.

Name	Present Principal Occupation or Employment	No. of Shares Beneficially Owned(1)		Percentage of Shares Beneficially Owned
Executive Officers
Joseph D. Russell, Jr.	President and Chief Executive Officer; Trustee	28,089		*
H. Thomas Boyle	Chief Financial Officer
Natalia N. Johnson	Chief Administrative Officer
Nathaniel A. Vitan	Senior Vice President, Chief Legal Officer and Corporate Secretary
Trustees
Ronald L. Havner, Jr.	Chairman of the Board of Trustees	182,214	(2)	*
Tamara Hughes Gustavson	Real Estate Investor; Philanthropist
Leslie S. Heisz	Retired Managing Director of Lazard Frères
Michelle Millstone-Shroff	Former Chief Customer Experience Officer, Bed Bath & Beyond
Shankh S. Mitra	Chief Executive Officer and Chief Investment Officer, Welltower Inc.
David J. Neithercut	Retired President and Chief Executive Officer, Equity Residential
Rebecca Owen	Retired President of CEI Reality, Inc.; Former Chief Legal Officer of Clark Enterprises, Inc.
Kristy M. Pipes	Former Managing Director and Chief Financial Officer of Deloitte Consulting	8,111		*
Avedick B. Poladian	Retired Executive Vice President and Chief Operating Officer of Lowe Enterprises
John Reyes	Retired Senior Vice President and Chief Financial Officer of Public Storage	3,928		*
Tariq M. Shaukat	President, Bumble
Ronald P. Spogli	Co-Founder of Freeman Spogli & Co.
Paul S. Williams	Retired Partner, Major, Lindsey & Africa

*	Less than 1%
(1)

Includes options to purchase Shares exercisable within 60 days of April 20, 2022, as follows: Mr. Russell, 6,210 Shares; Mr. Havner, 2,070 Shares; and Ms. Pipes, 5,391 Shares. Also includes deferred stock units scheduled to vest within 60 days of April 20, 2022, which will be settled in Shares upon the individual’s separation from service as a non-management director of the Issuer, as follows: Mr. Russell, 1,000 Shares; Mr. Havner, 10,000 Shares; and Ms. Pipes, 2,000 Shares.

(2)	Includes 170,144 Shares held by Mr. Havner in a joint margin account with his spouse.